UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 15, 2013	By:	/s/ Bernard J. Pitz, Chief Financial Officer
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

March 31, 2013

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings (Loss)	2

Consolidated Comprehensive Income (Loss)	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 17

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended March 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2013	2012
	$	$
Revenue	196,695	198,912
Cost of sales	158,389	166,505

Gross profit	38,306	32,407

Selling, general and administrative expenses	22,959	18,373
Research expenses	1,602	1,519

	24,561	19,892

Operating profit before manufacturing facility closures, restructuring and other related charges	13,745	12,515

Manufacturing facility closures, restructuring and other related charges	27,201	546

Operating profit (loss)	(13,456)	11,969

Finance costs
Interest	1,753	3,355
Other expense	160	473

	1,913	3,828

Earnings (loss) before income tax expense (benefit)	(15,369)	8,141
Income tax expense (benefit) (Note 8)
Current	751	493
Deferred	(312)	(61)

	439	432

Net earnings (loss)	(15,808)	7,709

Earnings (loss) per share
Basic	(0.26)	0.13

Diluted	(0.26)	0.13

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 4 presents additional information on consolidated earnings (loss).

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2013	2012
	$	$
Net earnings (loss)	(15,808)	7,709

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2012)	-	338
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil, nil in 2012)	-	199
Change in cumulative translation adjustments	(1,994)	1,838

Items that will be reclassified subsequently to net earnings (loss)	(1,994)	2,375

Other comprehensive income (loss)	(1,994)	2,375

Comprehensive income (loss) for the period	(17,802)	10,084

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2012

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Stock-based compensation expense			143					143

Net earnings							7,709	7,709

Other comprehensive income
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					338	338		338

Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					199	199		199

Changes to cumulative translation adjustments				1,838		1,838		1,838

Comprehensive income for the period				1,838	537	2,375	7,709	10,084

Balance as of March 31, 2012	58,961,050	348,148	16,754	3,044	524	3,568	(221,065)	147,405

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2013

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options	358,145	1,325				1,325
Excess tax benefit on stock options		551				551
Stock-based compensation expense			65			65
Stock-based compensation expense credited to capital on options exercised		796	(796)			-
Dividends on common stock					(4,799)	(4,799)

	358,145	2,672	(731)		(4,799)	(2,858)

Net loss					(15,808)	(15,808)

Other comprehensive loss
Changes to cumulative translation adjustments				(1,994)		(1,994)

Comprehensive loss for the period				(1,994)	(15,808)	(17,802)

Balance as of March 31, 2013	59,983,184	354,374	15,655	1,214	(238,069)	133,174

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2013	2012
	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(15,808)	7,709
Adjustments to net earnings (loss)
Depreciation and amortization	7,093	7,588
Income tax expense	439	432
Interest expense	1,753	3,355
Charges in connection with manufacturing facility closures, restructuring and other related charges	23,295	386
Write-down of inventories, net	-	26
Stock-based compensation expense	1,840	143
Pension and other post-retirement benefits expense	761	756
(Gain) loss on foreign exchange	(100)	232
Other adjustments for non-cash items	(114)	200
Income taxes (paid) refunded, net	474	(1)
Contributions to defined benefit plans	(574)	(771)

Cash flows from operating activities before changes in working capital items	19,059	20,055

Changes in working capital items
Trade receivables	(11,986)	(10,609)
Inventories	(2,703)	(4,146)
Parts and supplies	(149)	(305)
Other current assets	3,068	2,463
Accounts payable and accrued liabilities	(3,791)	(217)
Provisions	3,626	(459)

	(11,935)	(13,273)

Cash flows from operating activities	7,124	6,782

INVESTING ACTIVITIES
Payments on the settlements of forward foreign exchange rate contracts	-	(200)
Purchase of property, plant and equipment	(5,825)	(4,732)
Proceeds from disposals of property, plant and equipment and other assets	1,645	20
Restricted cash and other assets	64	(28)
Purchase of intangible assets	-	(7)

Cash flows from investing activities	(4,116)	(4,947)

FINANCING ACTIVITIES
Proceeds from long-term debt	11,087	20,626
Repayment of long-term debt	(12,831)	(14,605)
Payments of debt issue costs	(14)	(1,447)
Interest paid	(2,533)	(5,677)
Proceeds from exercise of stock options	1,285	-

Cash flows from financing activities	(3,006)	(1,103)

Net increase in cash	2	732
Effect of foreign exchange differences on cash	(97)	111
Cash, beginning of period	5,891	4,345

Cash, end of period	5,796	5,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
	$	$
ASSETS
Current assets
Cash	5,796	5,891
Trade receivables	87,611	75,860
Other receivables	3,161	5,163
Inventories (Note 6)	94,131	91,910
Parts and supplies	13,238	14,442
Prepaid expenses	4,597	5,701

	208,534	198,967
Property, plant and equipment (Note 7)	158,935	185,592
Other assets	3,678	3,597
Intangible assets	1,790	1,980
Deferred tax assets	35,600	36,016

Total assets	408,537	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	75,939	76,005
Provisions (Note 10)	2,619	1,526
Installments on long-term debt (Note 9)	11,419	9,688

	89,977	87,219
Long-term debt (Note 9)	138,398	141,611
Pension and other post-retirement benefits	40,960	40,972
Provisions (Note 10)	4,377	1,891
Other liabilities	1,651	625

	275,363	272,318

SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	354,374	351,702
Contributed surplus	15,655	16,386
Deficit	(238,069)	(217,462)
Accumulated other comprehensive income	1,214	3,208

	133,174	153,834

Total liabilities and shareholders’ equity	408,537	426,152

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2013

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -    GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota-Bradenton, Florida, U.S.A. The address of the Parent Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the group’s ultimate parent.

2 -    ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of March 31, 2013 and December 31, 2012, as well as its interim consolidated earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the three months ended March 31, 2013 and 2012. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in US dollars. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

Estimates

When preparing the financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results. The judgments, estimates and assumptions applied in the financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the pre-tax income of the interim period and the item discussed in Note 3. These financial statements and notes should be read in conjunction with the Company’s most recent annual audited consolidated financial statements.

Presentation of items of other comprehensive income (loss)

Amended IAS 1 – Presentation of Financial Statements: requires entities to group items presented in other comprehensive income (loss) (“OCI”) into those that, in accordance with other IFRS, will be reclassified subsequently to earnings or loss and those that will not be reclassified subsequently to earnings or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged: however, if the items are presented before tax then amended IAS 1 requires the tax related to each of the two groups of OCI to be shown separately.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

These financial statements were authorized for issuance by the Company’s Board of Directors on May 14, 2013.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been issued by the IASB but are not yet effective, and have not been adopted by the Company. Management anticipates that all of the relevant pronouncements will be adopted by the first period beginning the date of the pronouncement. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 -    PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that replaces separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also requires immediate recognition of past service costs associated with benefit plan changes; eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets. On a quarterly basis, this also resulted in an income tax benefit and an increase to the net pension liability.

The impact of these changes for the period ended March 31, 2012 is summarized as follows:

	As Reported	IAS 19 Adjustment	Adjusted
	$	$	$
Revenue	198,912	-	198,912
Cost of sales	166,000	505	166,505

Gross profit	32,912	(505)	32,407

Selling, general and administrative expenses	18,373	-	18,373
Research expenses	1,519	-	1,519

	19,892	-	19,892

Operating profit before manufacturing facility closures, restructuring and other related charges	13,020	(505)	12,515

Manufacturing facility closures, restructuring and other related charges	546	-	546

Operating profit	12,474	(505)	11,969

Finance costs
Interest	3,355	-	3,355
Other expense	473	-	473

	3,828	-	3,828

Earnings before income tax expense (benefit)	8,646	(505)	8,141
Income tax expense (benefit)
Current	493	-	493
Deferred	(20)	(41)	(61)

	473	(41)	432

Net earnings	8,173	(464)	7,709

Earnings per share
Basic	0.14	(0.01)	0.13

Diluted	0.14	(0.01)	0.13

For the years ended December 31, 2012 and 2011, the impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million, respectively and an income tax benefit of $0.2 million for each of these years. This impact also results in an equivalent net increase to other comprehensive income and deficit. As such, the retrospective application did not result in an impact to the Company’s balance sheets as of January 1, 2012 and December 31, 2012.

The Company’s interim consolidated cash flows were not significantly impacted.

4 -    INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (LOSS)

	Three months ended March 31,
	2013	2012
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	35,571	33,758
Stock-based compensation expense	1,840	143
Pensions – defined benefit plans	789	775
Pensions – defined contribution plans	927	857

	39,127	35,533

Finance costs - Interest
Interest on long-term debt	1,622	3,147
Amortization of debt issue costs on long-term debt and asset-based loan	237	283
Interest capitalized to property, plant and equipment	(106)	(75)

	1,753	3,355

Finance costs - Other (income) expense
Foreign exchange gain	(99)	(38)
Other (income) expense and other finance costs, net	259	511

	160	473

Additional information
Depreciation of property, plant and equipment	6,918	7,373
Amortization of intangible assets	175	215
Amortization of other charges	5	86
Impairment of long-term assets	21,924	-
Loss on disposal of property, plant and equipment	30	243
Write-down of inventories to net realizable value	-	57
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	-	(88)

5 -    MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings (loss) for the three months ended March 31, 2013 and 2012 under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended March 31, 2013
	South Carolina project	Other projects	Total
	$	$	$
Impairment of property, plant and equipment	22,189	(265)	21,924
Impairment of parts and supplies	1,312	-	1,312
Equipment relocation	-	1,074	1,074
Reversal of write-down of inventories to net realizable value	-	(30)	(30)
Severance and other labor related costs	-	41	41
Environmental costs	2,522	-	2,522
Idle facility costs	-	333	333
Other costs	4	21	25

	26,027	1,174	27,201

	Three months ended March 31, 2012
	South Carolina project	Other projects	Total
	$	$	$
Severance and other labor related costs	-	(50)	(50)
Idle facility costs	-	596	596

	-	546	546

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. In connection with this relocation, for the three months ended March 31, 2013, a charge of $26.0 million was incurred primarily related to the costs included under the captions, impairment of property, plant and equipment, impairment of parts and supplies and environmental costs set forth above.

In 2013, the charges included in the captions equipment relocation, idle facility costs and other costs in the table above are primarily the incremental costs incurred with the ongoing Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah, other small restructuring initiatives and the Brantford, Ontario facility closure.

In 2012, the charges incurred are related to the revaluation of certain Brantford, Ontario facility assets under idle facility costs and adjustments for severance and other labor related costs incurred in connection with the Brantford, Ontario facility closure.

6 -    INVENTORIES

	March 31,	December 31,
	2013	2012
	$	$
Raw materials	29,391	27,856
Work in process	19,285	19,904
Finished goods	45,455	44,150

	94,131	91,910

The amount of inventories recognized as an expense during the period corresponds to cost of sales.

7 -    PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2013 and 2012, acquisitions of property, plant and equipment amounted to approximately $5.8 million and $4.7 million, respectively. During the three months ended March 31, 2013 and 2012, the net book value of property, plant and equipment disposals amounted to less than $0.1 million and approximately $0.3 million, respectively and the loss on those disposals amounted to less than $0.1 million and approximately $0.3 million, respectively.

As of March 31, 2013 and December 31, 2012, the Company had commitments to purchase machines and equipment totaling approximately $7.9 million and $5.5 million, respectively.

There were no impairment losses or reversals of impairment losses during the current and comparative reporting periods, other than those discussed in Note 5 and included in the statement of consolidated earnings (loss) under the caption manufacturing facility closures, restructuring and other related charges.

8 -    INCOME TAXES

Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (benefit) in one interim period may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes. The effective tax rate for the three months ended March 31, 2013 and 2012 was approximately negative 2.9% and 5.3%, respectively. The decrease in the effective tax rate is primarily due to tax expense recorded on losses before income taxes in the first quarter of 2013 for stock options exercised and state income taxes combined with the benefit received from the ability to utilize certain US alternative minimum tax net operating losses without limitation.

9 -    LONG-TERM DEBT

	March 31, 2013	December 31, 2012
	$	$
Senior Subordinated Notes (“Notes”) (1)	38,357	38,282
Asset-Based Loan (“ABL”) (1)	75,047	77,709
Real estate secured term loan (“Real Estate Loan”) (1)	15,400	15,632
Finance lease liabilities	10,629	10,979
Term debt	2,194	2,576
Mortgage loans (1)	1,489	1,504
Equipment finance agreement advance fundings	6,701	4,617

	149,817	151,299
Less: Installments on long-term debt	11,419	9,688

	138,398	141,611

(1)	The Notes, ABL, Real Estate Loan and mortgage loans are presented net of unamortized related debt issue costs, amounting to $2.6 million ($3.0 million as of December 31, 2012).

As of March 31, 2013 and December 31, 2012, the effective interest rate on borrowings under the ABL was 2.29% and 2.36%, respectively.

The Company’s unused availability under the ABL as of March 31, 2013 and December 31, 2012 was $63.9 million and $48.8, respectively.

The ABL has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was in compliance with this fixed charge ratio covenant as of March 31, 2013.

Equipment finance agreement advance fundings, which are amounts funded and borrowed but not yet scheduled, were $6.7 million as of March 31, 2013. Advance fundings accrue interest at the 30-day LIBOR rate plus 200 basis points resulting in an interest rate of 2.20% as of March 31, 2013.

The Real Estate Loan contains two financial covenants, both of which are determined at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan.

10 -    PROVISIONS AND CONTINGENT LIABILITIES

The rollforward of the Company’s provisions is as follows as of March 31, 2013:

	Environmental	Restoration	Resolution of a contingent liability	Severance and other	Total
	$	$	$	$	$
Balance, December 31, 2012	-	1,891	-	1,526	3,417
Additional provisions	2,518	-	1,300	379	4,197
Amounts used	-	-	-	(567)	(567)
Foreign exchange	-	(32)	-	(19)	(51)

Balance, March 31, 2013	2,518	1,859	1,300	1,319	6,996

Amount presented as current	-	-	1,300	1,319	2,619
Amount presented as non-current	2,518	1,859	-	-	4,377

Balance, March 31, 2013	2,518	1,859	1,300	1,319	6,996

The environmental provision pertains to the Columbia, South Carolina manufacturing facility. Refer to Note 5 for more information regarding the relocation of the Columbia, South Carolina manufacturing facility.

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the U.S. District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Under the confidential settlement agreement, the Company will pay Multilayer an undisclosed amount in full settlement of all outstanding issues. The terms of the agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The Company does not expect that the settlement will have any material effect on the Company’s continuing operations. The Company has established a provision with respect to this matter as of and for the three months ended March 31, 2013. The amount is included in the statement of consolidated earnings (loss) under the caption selling, general and administrative expenses and the consolidated balance sheet under the caption provisions within current liabilities.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of March 31, 2013.

During the reporting period, there were no reversals of provisions.

11 -    CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of March 31, 2013 and December 31, 2012 were 59,983,184 and 59,625,039, respectively.

The weighted average number of common shares outstanding for the periods ended March 31, are as follows:

	Three months ended March 31,
	2013	2012
Basic	59,692,751	58,961,050
Effect of stock options	-	1,195,126

Diluted	59,692,751	60,156,176

For the three months ended March 31, 2013 and 2012, the number of options that were anti-dilutive and not included in diluted earnings per share calculations were nil and 137,801, respectively.

In accordance with its semi-annual dividend policy, the Company declared a cash dividend of USD$0.08 per common share payable on April 10, 2013 to shareholders of record at the close of business on March 25, 2013. The aggregate amount of this dividend payment was USD$4.9 million based on 59,983,184 shares of the Company’s common shares issued and outstanding as of March 25, 2013, and is accrued for on the March 31, 2013 consolidated balance sheet under the caption accounts payable and accrued liabilities.

Stock Appreciation Rights

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56.

As of March 31, 2013, the fair value of SARs granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	5.0 years
Expected volatility	61%
Risk-free interest rate	1.40%
Expected dividends	1.45%
Weighted average stock price at grant date	CDN$7.56
Weighted average exercise price of awards	CDN$7.56

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the period end date for awards with a six year life, and ten years for awards with a ten year life.

The weighted average fair value per SAR granted is CDN$6.11.

During the three months ended March 31, 2013 and 2012, $1.8 million and nil of expense is included under the caption selling, general and administrative expenses, respectively. The corresponding liability is recorded on the Company’s consolidated balance sheet respectively under the caption accounts payable and accrued liabilities for amounts vested and expected to vest in the next 12 months, and other liabilities for amounts expected to vest greater than 12 months.

Stock Options

During the three months ended March 31, 2013 and 2012 no options were granted.

During the three months ended March 31, 2013 and 2012, 358,145 and nil stock options respectively were exercised at a weighted average exercise price of CDN$3.61 and nil, respectively, resulting in cash proceeds to the Company of $1.3 million and nil, respectively.

During the three months ended March 31, 2013 and 2012, nil and 275,500 options expired or were forfeited, respectively.

Contributed Surplus

During the three months ended March 31, 2013 and 2012, the contributed surplus account increased approximately $0.1 million for both periods, representing the stock-based compensation expense recorded for the period associated with stock options. During the three months ended March 31, 2013 and 2012, the contributed surplus account decreased approximately $0.8 million and nil, respectively, representing the stock-based compensation expense credited to capital on options exercised.

12 -    FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The fair value of the Company’s Notes as of March 31, 2013 and December 31, 2012, was $38.7 million and $38.7 million, respectively.

13 -    POST REPORTING EVENTS

Adjusting Events

Refer to Note 10 for information regarding the provision recorded by the Company as it relates to the resolution of a contingent liability. No other adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Non-Adjusting Events

On May 14, 2013, the Company’s board of directors approved the redemption, at par value, of an additional $20.0 million aggregate principal amount of its outstanding 8.5% senior subordinated notes due August 2014. The redemption of $20.0 million of the senior subordinated notes will occur on June 27, 2013. The Company will finance the redemption with its cash flows from operations combined with funds available under the ABL. No other significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.